MANAGEMENT’S
DISCUSSION AND ANALYSIS

FISCAL YEAR 2014

November 13, 2014

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2014 and 2013. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 10 – Risk Environment.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	1

Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings before integration-related costs, finance costs, finance income and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to analyze the trends in our operations. A reconciliation of the yearly and current quarter's adjusted EBIT to its closest IFRS measure can be found on pages 22 and 38.

•
Net earnings prior to specific items[1] (non-GAAP) – is a measure of earnings before the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter's net earnings prior to specific items to its closest IFRS measure can be found on pages 24 and 39.

•
Basic and diluted earnings per share prior to specific items[1] (non-GAAP) – is defined as the net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions on a per share basis, assuming all dilutive elements are exercised. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter's diluted net earnings reported in accordance with IFRS can be found on pages 23 and 38 while the yearly and current quarter's diluted net earnings prior to specific items can be found on pages 24 and 39.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding ("DSO") (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

1    Specific items related to the resolution of acquisition-related provisions are described on page 20.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	2

Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – Backlog includes new contract wins, extensions and renewals (“bookings”(non-GAAP)), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 30.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength. .

•
Return on equity ("ROE") (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarter's average equity. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital ("ROIC") (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarter's average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting Segments
The Company is managed through the following seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) ("France"); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); and Asia Pacific (including Australia, India and the Philippines) ("Asia Pacific"). Please refer to section 3.4 and 3.6 of the present document and to Note 28 of our audited consolidated financial statements for additional information on our segments.
To assist in better understanding the operational performance of our company since the acquisition of Logica plc (“Logica”) in 2012, we refer to our operations in two broad groupings. Our activities prior to Logica were predominantly comprised of the Canada and the U.S. segments which we refer to as our North American operations or segments. The acquired operations which we refer herein as our European operations or segments is comprised of the NSESA, France, U.K., CEE and Asia Pacific segments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	3

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	6
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the year and past three years' key performance measures as well as CGI’s share performance.
	2.1. Fiscal 2014 Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	11
	2.3. Stock Performance	12

3. Financial Review
A discussion of year-over-year changes to operating results between the years ended September 30, 2014 and 2013, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	14
	3.2. Foreign Exchange	15
	3.3. Revenue Distribution	16
	3.4. Revenue Variation and Revenue by Segment	17
	3.5. Operating Expenses	19
	3.6. Adjusted EBIT by Segment	20
	3.7. Earnings before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share (“EPS”)	23

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	4

Section	Contents	Pages

4. Liquidity
This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	25
	4.2. Capital Resources	28
	4.3. Contractual Obligations	29
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Liquidity and Capital Resources	30
	4.6. Off-Balance Sheet Financing and Guarantees	31
	4.7. Capability to Deliver Results	31

5. Fourth Quarter Results
A discussion of year-over-year changes to operating results between the three months ended September 30, 2014 and 2013, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating activities. Also discussed are bookings for the three months ended September 30, 2014.

	5.1. Foreign Exchange	32
	5.2. Revenue Variation and Revenue by Segment	33
	5.3. Adjusted EBIT by Segment	35
	5.4. Net Earnings and Earnings Per Share	37
	5.5. Consolidated Statements of Cash Flows	39

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	40

7. Changes in Accounting Policies	A summary of the new and amended accounting standards adopted and the future accounting standard changes.	41

8. Critical Accounting Estimates and Judgements	A discussion of the estimates and judgements made in the preparation of the audited consolidated financial statements.	43

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	46

10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	47
	10.2. Legal Proceedings	53

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	5

1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is the fifth largest independent information technology (“IT”) and business process services (“BPS”) firm in the world. CGI has approximately 68,000 employees, whom we refer to as members, worldwide. The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at clients’ premises; or from any combination of onsite, near-shore and/or offshore delivery centers. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•
Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of these agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We may also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management(enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include: financial services, government, health, telecommunications & utilities, manufacturing, retail and distribution (“MRD”), which together account for more than 90% of global IT spend.
CGI has a wide range of proprietary business solutions that help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of CGI's legacy business units continue to be certified and most of the business units acquired through the acquisition of Logica are certified as well. The work on certifying the remaining business units is in progress.

1.2. VISION AND STRATEGY
At CGI, we have a vision of being a global world-class IT and BPS leader, who helps its clients succeed. This business vision begins with our dream, which is "to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of." From this dream we developed our build and buy strategy, comprised of four pillars that combine organic growth ("build") and acquisitions ("buy").

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	6

The first two pillars of our strategy focus on organic growth. The first pillar focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.
The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.
The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts. CGI continues to be a consolidator in the IT services industry.
This four-pillar growth strategy has resulted in our ability to build critical mass in key client geographies, gain a deep knowledge of clients' business sectors and develop specialized practices and innovative solutions.
CGI remains committed to profitable growth and the fundamentals that help all of CGI's stakeholders succeed; while fulfilling CGI's strategic objective of doubling the size of the Company.
Today, with a presence in 40 countries, strong expertise in all of our target markets and a complete range of IT services, CGI is able to meet our clients' business needs anywhere, anytime. While remaining true to our Constitution, CGI continues to adapt to best respond to changes in the IT market, the local and global business climate of clients, and to our professionals' and shareholders' expectations.

1.3. COMPETITIVE ENVIRONMENT
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.
Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor.  Our independence allows CGI to deliver the best-suited technology available to our clients.
CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.
Our business model is designed to listen to the needs of our clients and adapt our offerings to provide the best solutions to meet each client’s unique needs. Our client approach focuses on:
•Local accountability: We live and work near our clients to provide a high level of responsiveness. We speak our clients’ language, understand their business environment, and collaborate with them to meet their goals and advance their business.
•Global capabilities: Our local presence is backed by an expansive global delivery network that ensures our clients have access to resources that best fit their needs and offer proximity.
•Quality processes: Our investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on-time and on-budget project delivery, enabling our clients to focus on their business objectives.
•Committed experts: Our professionals have vast industry, business and technology expertise to help our clients. In addition, a majority of our professionals are shareholders of the Company, providing an added level of commitment to our clients’ success.
•Practical innovation: We provide a full set of innovative solutions in areas of big data, predictive analytics and mobility, which are complemented by our expertise in business consulting, systems integration and outsourcing services to offer creative business strategies to our clients.

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CGI’s business operations are based on the Management Foundation (the "Management Foundation"), encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems is followed by all our business units and helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders.
There are many factors involved in winning and retaining IT and BPS contracts, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.
In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in our targeted vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined Management Foundation; and our focus on client satisfaction which is supported by our client proximity business model.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	8

2.	Highlights and Key Performance Measures

2.1. FISCAL 2014 HIGHLIGHTS
Key performance figures for the year include:

•	Revenue of $10,499.7 million, up 4.1%;

•	Adjusted EBIT of $1,356.9 million, up 26.1%;

•	Adjusted EBIT margin of 12.9%, up 220 basis points;

•	Net earnings prior to specific items[1] of $893.5 million, or diluted EPS of $2.80, up 22.8%;

•	Net earnings of $859.4 million, or diluted EPS of $2.69, up 88.5%;

•	Cash provided by operating activities of $1,174.8 million, up 75.0%;

•	Bookings of $10.2 billion and backlog of $18.2 billion;

•	Net debt reduced by $626.6 million;

•	Return on invested capital of 14.5%;

•	Return on equity of 18.8%.
1 Specific items include the integration costs related to the acquisition of Logica, the tax adjustments and the resolution of acquisition-related provisions which are discussed on page 20.

2.1.1. Acquisition of Logica plc
On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.
As of September 30, 2014, we completed the integration of Logica, a full year earlier than planned. In addition to the previously announced $525 million program, we actioned an incremental $26.5 million of new opportunities while foreign currency fluctuations unfavorably impacted the program by approximately $24.0 million over the two-year period. In summary, a total of $575.5 million in one-time costs were spent to drive annual savings in excess of $400 million and EPS accretion to CGI.
The following table provides a summary of the integration program:

Summary of the integration program	Total program as of Q4 2014
(In millions of CAD)
Integration-related provision at the beginning of the program	—
Plus:
Integration-related expenses	575.5
Minus:
Integration-related payments	472.7
Non-cash integration-related costs	7.2
Plus : FX impact [a]	10.0
Integration-related provision at the end of the year	105.6
a This amount was recorded in other comprehensive income.

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2.1.2. Long-term Debt
In the first quarter of fiscal 2014, the unsecured revolving credit facility of $1,500.0 million was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.
In April 2014, we repaid the first maturing tranche of the term loan credit facility of $486.7 million using the proceeds from our credit facilities.
In September 2014, the Company entered into a $955 million debt private placement comprised of four tranches of Senior U.S. unsecured notes for US$745 million, and one tranche of Senior euro unsecured note for €85 million, with a weighted average maturity of 7.9 years and a weighted average fixed coupon of 3.62%. The Company used the proceeds of the issuance of the new private placement notes to repay the May 2015 maturing tranche of the term loan credit facility of $494.7 million and the outstanding balance of the credit facilities. Further details are provided in section 4.1.3 of the present document.

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2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES
Fiscal 2014 marks the second full year incorporating Logica's results. Planned as part of our integration activities we have been exiting low margin business to improve our revenue quality. In addition, we have been restructuring the prior Logica operations to align their cost structures to appropriate levels. As a result, our profitability and cash from operating activities have improved. The acquisition of Logica was completed on August 20, 2012, six weeks prior to the end of fiscal 2012. The significant year-over-year changes for fiscal 2012 through fiscal 2013 are primarily attributable to this acquisition.

As at and for the years ended September 30,	2014	2013	2012	Change 2014 / 2013	Change 2013 / 2012
In millions of CAD unless otherwise noted
Growth
Backlog	18,237	18,677	17,647	(440)	1,030
Bookings	10,169	10,310	5,180	(141)	5,130
Book-to-bill ratio	96.8%	102.2%	108.5%	(5.4%)	(6.3)%
Revenue	10,499.7	10,084.6	4,772.5	415.1	5,312.1
Year-over-year growth	4.1%	111.3%	13.0%	(107.2%)	98.3%
Constant currency growth [1]	(2.9%)	110.1%	12.1%	(113.0%)	98.0%
Profitability
Adjusted EBIT [2]	1,356.9	1,075.6	546.7	281.3	528.9
Adjusted EBIT margin	12.9%	10.7%	11.5%	2.2%	(0.8%)
Net earnings	859.4	455.8	131.5	403.6	324.3
Net earnings margin	8.2%	4.5%	2.8%	3.7%	1.7%
Basic EPS (in dollars)	2.78	1.48	0.50	1.30	0.98
Diluted EPS (in dollars)	2.69	1.44	0.48	1.25	0.96
Liquidity
Cash provided by operating activities	1,174.8	671.3	613.3	503.5	58.0
As a % of revenue	11.2%	6.7%	12.9%	4.5%	(6.2%)
Days sales outstanding [3,8]	43	49	74	(6)	(25)
Capital structure
Net debt [4,8]	2,113.3	2,739.9	3,105.3	(626.6)	(365.4)
Net debt to capitalization ratio [5,8]	27.6%	39.6%	46.5%	(12.0%)	(6.9%)
Return on equity [6]	18.8%	12.3%	5.0%	6.5%	7.3%
Return on invested capital [7]	14.5%	11.8%	11.4%	2.7%	0.4%
Balance sheet
Cash and cash equivalents, and short-term investments	535.7	106.2	127.6	429.5	(21.4)
Total assets [8]	11,234.1	10,879.3	10,690.2	354.8	189.1
Long-term financial liabilities [8,9]	2,748.4	2,489.5	3,228.9	258.9	(739.4)

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 17 for details.
2     Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 22.
3     Days sales outstanding ("DSO") is a measure which is discussed on page 31.
4    Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 30.

[5]	The net debt to capitalization ratio is a measure which is discussed on page 30.

[6]	The return on equity ratio is a measure which is discussed on page 30.
7     The return on invested capital ratio is a measure which is discussed on page 31.

[8]	The reader should note that the figures for fiscal 2012 were restated to reflect the final purchase price allocation adjustments made in fiscal 2013 to the opening balance sheet of Logica.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	11

2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for fiscal 2014

Volume (in millions)
9
8
7
6
5
4
3
2
1
-
$42
$40
$38
$36
$34
$32
$30
$28
$26
$24
$22
$20
$18
$16
Stock Price (CAD)
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Daily Trade Volume
Closing Price

2.3.1. Fiscal 2014 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX 60 Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	35.84	Open:	34.83
High:	41.47	High:	39.47
Low:	32.71	Low:	29.40
Close:	37.84	Close:	33.77
CDN average daily trading volumes[1]:	1,545,689	U.S. average daily trading volumes:	267,355
1 Includes the average daily volumes of both the TSX and alternative trading systems.
2.3.2. Share Repurchase Program
On January 29, 2014, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 21,798,645 Class A subordinate shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 24, 2014. The Class A subordinate shares may be purchased under the NCIB commencing February 11, 2014 and ending on the earlier of February 10, 2015, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	12

During fiscal 2014, the Company repurchased 2,837,360 Class A subordinate shares for $111.5 million at an average price of $39.29 under the annual aggregate limit of the previous NCIB. As at September 30, 2014, the Company may purchase up to 21.8 million shares under the current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at November 7, 2014:

Capital Stock and Options Outstanding	As at November 7, 2014
Class A subordinate shares	279,479,153
Class B shares	33,272,767
Options to purchase Class A subordinate shares	19,510,102

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	13

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the year were $10.2 billion, representing a book-to-bill ratio of 96.8%. The breakdown of the new bookings signed during the year is as follows:

	Contract Type			Service Type			Segment			Vertical Markets

A.	Extensions and		A.	Management of IT and		A.	NSESA	26%	A.	Manufacturing, retail &
	renewals	61%		business functions		B.	U.S.	19%		distribution	28%
				(outsourcing)	50%	C.	France	15%	B.	Government	28%
B.	New business	39%				D.	Canada	14%	D.	Financial services	20%
			B.	Systems integration and	50%	E.	U.K.	14%	C.	Telecommunications &
				consulting		F.	CEE	11%		utilities	16%
						G.	Asia Pacific	1%	E.	Health	8%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. For the year ended September 30, 2014, the book-to-bill ratio of our North American operations was at 76.0% while it was at 112.2% for our European operations for a total book-to-bill ratio of 96.8%.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2014	Book-to-bill ratio for the year ended September 30, 2014

Total CGI bookings	10,168,998	96.8%

North American bookings	3,371,848	76.0%

U.S.	1,916,498	69.9%
Canada	1,455,350	85.7%

European bookings	6,797,150	112.2%

NSESA	2,610,607	122.4%
France	1,467,329	109.7%
U.K.	1,437,209	104.0%
CEE	1,142,889	109.9%
Asia Pacific	139,116	82.4%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	14

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.
Closing foreign exchange rates

As at September 30,	2014	2013	Change
U.S. dollar	1.1209	1.0285	9.0%
Euro	1.4156	1.3920	1.7%
Indian rupee	0.0181	0.0164	10.4%
British pound	1.8182	1.6639	9.3%
Swedish krona	0.1554	0.1604	(3.1%)
Australian dollar	0.9791	0.9607	1.9%
Average foreign exchange rates

For the years ended September 30,	2014	2013	Change
U.S. dollar	1.0833	1.0155	6.7%
Euro	1.4700	1.3326	10.3%
Indian rupee	0.0178	0.0180	(1.1%)
British pound	1.7953	1.5846	13.3%
Swedish krona	0.1635	0.1551	5.4%
Australian dollar	0.9971	1.0105	(1.3%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	15

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the year:

Service Type					Client Geography			Vertical Markets

A.	Management of IT and business				A.	U.S.	27%	A.	Government	33%
	functions (outsourcing)			52%	B.	Canada	15%	B.	Manufacturing,
	1.	IT services	41%		C.	U.K.	13%		retail & distribution	24%
	2.	Business process services	11%		D.	France	12%	C.	Financial services	18%
					E.	Sweden	9%	D.	Telecommunications & utilities	15%
B.	Systems integration and consulting			48%	F.	Finland	6%	E.	Health	10%
					G.	Rest of the world	18%

3.3.1. Client Concentration
IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 13.4% of our revenue for fiscal 2014 as compared to 13.8% in fiscal 2013.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	16

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT
Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2014 and fiscal 2013. The fiscal 2013 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the years ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,499,692	10,084,624	415,068	4.1%
Variation prior to foreign currency impact	(2.9%)
Foreign currency impact	7.0%
Variation over previous period	4.1%

U.S.
Revenue prior to foreign currency impact	2,493,426	2,512,530	(19,104)	(0.8%)
Foreign currency impact	171,450
U.S. revenue	2,664,876	2,512,530	152,346	6.1%

NSESA
Revenue prior to foreign currency impact	1,944,864	2,010,693	(65,829)	(3.3%)
Foreign currency impact	145,376
NSESA revenue	2,090,240	2,010,693	79,547	4.0%

Canada
Revenue prior to foreign currency impact	1,632,794	1,685,723	(52,929)	(3.1%)
Foreign currency impact	5,526
Canada revenue	1,638,320	1,685,723	(47,403)	(2.8%)

France
Revenue prior to foreign currency impact	1,207,907	1,273,604	(65,697)	(5.2%)
Foreign currency impact	125,885
France revenue	1,333,792	1,273,604	60,188	4.7%

U.K.
Revenue prior to foreign currency impact	1,121,213	1,158,520	(37,307)	(3.2%)
Foreign currency impact	162,634
U.K. revenue	1,283,847	1,158,520	125,327	10.8%

CEE
Revenue prior to foreign currency impact	968,727	1,003,950	(35,223)	(3.5%)
Foreign currency impact	94,806
CEE revenue	1,063,533	1,003,950	59,583	5.9%

Asia Pacific
Revenue prior to foreign currency impact	425,676	439,604	(13,928)	(3.2%)
Foreign currency impact	(592)
Asia Pacific revenue	425,084	439,604	(14,520)	(3.3%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	17

We ended fiscal 2014 with revenue of $10,499.7 million, an increase of $415.1 million or 4.1% over fiscal 2013. On a constant currency basis, revenue decreased by $290.0 million or 2.9%, as foreign currency rate fluctuations favourably impacted our revenue by $705.1 million or 7.0%. For the current year, the top two vertical markets were government and MRD, which together accounted for approximately 56% of our revenue.
As part of the Company’s strategic focus to continuously improve its revenue quality, and as previously disclosed, we have been exiting low margin business as part of our integration activities. As a result, our yearly revenue has been reduced. Partially offsetting this, new higher quality revenue was booked or existing business expanded and/or extended across the geographies.
3.4.1. U.S.
Revenue in our U.S. segment was $2,664.9 million in fiscal 2014, an increase of $152.3 million or 6.1% over fiscal 2013. On a constant currency basis, revenue decreased by $19.1 million or 0.8%. The decrease in revenue reflects the run-off of a large low margin government project and the ramp down of Federal and state health projects partly offset by the ramp up of work within the financial services vertical markets and the increased sales of IP based business solutions.
For the current year, the top two U.S. vertical markets were government and health, which together accounted for approximately 77% of its revenue.
3.4.2. NSESA
Revenue in our NSESA segment was $2,090.2 million, an increase of $79.5 million or 4.0% over fiscal 2013. On a constant currency basis, revenue decreased by $65.8 million or 3.3%. The decrease in revenue was mainly due to project completions and the run-off of low margin business as previously described, partially offset by the recently awarded multi-year outsourcing contracts.
For fiscal 2014, revenue coming from Sweden and Finland accounted for 74% of this segment while NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.
3.4.3. Canada
Revenue in our Canada segment was $1,638.3 million, a decrease of $47.4 million or 2.8% over fiscal 2013. On a constant currency basis, revenue decreased by $52.9 million or 3.1%. The revenue decrease was mainly due to lower work volumes as a result of the expiration of contracts that were partially offset by the start-up of new contracts.
For the current year, Canada’s top two vertical markets were financial services and telecommunication and utilities, which together accounted for approximately 57% of its revenue.
3.4.4. France
Revenue in our France segment was $1,333.8 million, an increase of $60.2 million or 4.7% over fiscal 2013. On a constant currency basis, revenue decreased by $65.7 million or 5.2%. The decrease in revenue was primarily the result of lower work volumes due to the completion of projects and the run-off of low margin business partly offset by the start-up of new contracts.
For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 65% of its revenue.
3.4.5. U.K.
Revenue in our U.K. segment was $1,283.8 million, an increase of $125.3 million or 10.8% over fiscal 2013. On a constant currency basis, revenue decreased by $37.3 million or 3.2%. The decrease in revenue was due to the run-off of low margin business, partly offset by new and extended contracts within the government vertical market.
For the current year, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 69% of its revenue.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	18

3.4.6. CEE
Revenue in our CEE segment was $1,063.5 million, an increase of $59.6 million or 5.9% over fiscal 2013. On a constant currency basis, revenue decreased by $35.2 million or 3.5%. The decrease in revenue was mostly due to lower work volumes due to the completion of projects within the telecommunication and utilities vertical market as well as the run-off of low margin business as previously described.
For fiscal 2014, revenue coming from the Netherlands and Germany accounted for 87% of this segment while CEE’s top two vertical markets were MRD and government, which together accounted for approximately 57% of its revenue.
3.4.7. Asia Pacific
Revenue in our Asia Pacific segment was $425.1 million, a decrease of $14.5 million or 3.3% over fiscal 2013. On a constant currency basis, revenue decreased by $13.9 million or 3.2%. The decrease in revenue was mainly due to the completion of projects within the Australian MRD vertical markets and the planned run-off of projects within the Middle East, partly offset by the increased use of our Asian delivery centers.
For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 79% of its revenue.
3.5. OPERATING EXPENSES

For the years ended September 30,		% of		% of	Change
	2014	Revenue	2013	Revenue	$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	9,129,791	87.0%	9,012,310	89.4%	117,481	1.3%
Foreign exchange loss (gain)	13,042	0.1%	(3,316)	(0.0%)	16,358	(493.3)%
3.5.1. Costs of Services, Selling and Administrative
For the year ended September 30, 2014, costs of services, selling and administrative expenses amounted to $9,129.8 million, an increase of $117.5 million or 1.3% compared to fiscal 2013. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $650.4 million, substantially offsetting the favourable translation impact of $705.1 million on revenue. As a percentage of revenue, cost of services, selling and administrative expenses decreased from 89.4% to 87.0%, mainly due to the business synergies achieved through the ongoing integration of Logica.
Compared to fiscal 2013 our costs of services, as a percentage of revenue, remained relatively stable while our selling and administrative expenses decreased as a result of the business synergies achieved through the integration of Logica.
The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge cash flows.
3.5.2. Foreign Exchange Loss (gain)
The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives. In fiscal 2014, the foreign exchange loss was mainly attributable to the higher volatility of the exchange rates in Q4 2014, causing losses in the settlement of day-to-day transactions.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	19

3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
U.S.	303,515	283,690	19,825	7.0%
As a percentage of U.S. revenue	11.4%	11.3%

NSESA	195,400	139,418	55,982	40.2%
As a percentage of NSESA revenue	9.3%	6.9%

Canada	361,136	320,306	40,830	12.7%
As a percentage of Canada revenue	22.0%	19.0%

France	155,695	109,760	45,935	41.9%
As a percentage of France revenue	11.7%	8.6%

U.K.	164,977	102,820	62,157	60.5%
As a percentage of U.K. revenue	12.9%	8.9%

CEE	107,977	67,341	40,636	60.3%
As a percentage of CEE revenue	10.2%	6.7%

Asia Pacific	68,159	52,295	15,864	30.3%
As a percentage of Asia Pacific revenue	16.0%	11.9%

Adjusted EBIT	1,356,859	1,075,630	281,229	26.1%
Adjusted EBIT margin	12.9%	10.7%
Adjusted EBIT for the year was $1,356.9 million, an increase of $281.2 million or 26.1% from the previous year, while the margin increased from 10.7% to 12.9% over the same period. The growth in adjusted EBIT and margin was primarily due to the benefits of the Logica integration program, which focused on resource utilization, profitable revenue and optimizing selling, general and administrative expenses. Adjusted EBIT from our European segments was $692.2 million or an adjusted EBIT margin of 11.2%, up from $471.6 million or 8.0% over the same period of fiscal 2013. Our North American segments contributed $664.7 million in fiscal 2014 compared to $604.0 million for fiscal 2013, or 15.4% of revenue compared to 14.4% over the same period.
Included in these results for fiscal 2014 is $62.1 million of non-recurring benefits related to the resolution of acquisition-related provisions. When excluding the benefits of the adjustments to the acquisition-related provisions, the fiscal 2014 adjusted EBIT for the European segments would have been $630.1 million or an adjusted EBIT margin of 10.2% up from $471.6 million or 8.0% from fiscal 2013.
These benefits came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. To provide better visibility to our operating performance as well as to provide comparability to previous periods, these adjustments have been specifically segregated and disclosed. In addition, these benefits which are not the result of operating management's daily activities are excluded from any compensation arrangements.
Examples of the items included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	20

3.6.1. U.S.
Adjusted EBIT in the U.S. segment was $303.5 million for fiscal 2014, an increase of $19.8 million compared to fiscal 2013, while the margin increased from 11.3% to 11.4% over the same period. The increase in adjusted EBIT mainly came from the growth in revenue.
3.6.2. NSESA
Adjusted EBIT in the NSESA segment was $195.4 million for fiscal 2014, an increase of $56.0 million compared to fiscal 2013, while the margin increased from 6.9% to 9.3% over the same period. This increase in adjusted EBIT and margin was mainly the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation, the run-off of low margin business as previously described as well as the positive impact coming from a $8.5 million settlement gain on a pension plan obligation. Included in the $56.0 million increase in adjusted EBIT was $15.0 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and client contracts.
3.6.3. Canada
Adjusted EBIT in the Canada segment was $361.1 million for fiscal 2014, an increase of $40.8 million compared to fiscal 2013, while the margin increased from 19.0% to 22.0% over the same period. The improvement in adjusted EBIT and margin reflects the focus on the management of resource utilization over the fiscal year, the improved execution on in-flight projects and some further cost reduction from additional real estate optimization.
3.6.4. France
Adjusted EBIT in the France segment was $155.7 million for fiscal 2014, an increase of $45.9 million compared to fiscal 2013, while the margin increased from 8.6% to 11.7% over the same period. This increase in adjusted EBIT and margin was primarily the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation and the run-off of low margin business. France's adjusted EBIT was also positively impacted by $14.7 million, coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts and the settlement of tax credits.
3.6.5. U.K.
Adjusted EBIT in the U.K. segment was $165.0 million for fiscal 2014, an increase of $62.2 million compared to fiscal 2013, while the margin increased from 8.9% to 12.9%. This increase in adjusted EBIT and margin was mainly the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation and the benefits of running-off business that was not meeting our profitability standards. The U.K. adjusted EBIT for fiscal 2014 was also positively impacted by $17.1 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and the settlement of tax credits.
3.6.6. CEE
Adjusted EBIT in the CEE segment was $108.0 million for fiscal 2014, an increase of $40.6 million compared to fiscal 2013, while the margin increased from 6.7% to 10.2% over the same period. This increase in adjusted EBIT and margin was primarily the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation as well as the benefits of running-off business that was not meeting our profitability standards. In addition, our year-to-date adjusted EBIT was positively impacted by $14.3 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts.
3.6.7. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $68.2 million for fiscal 2014, an increase of $15.9 million compared to fiscal 2013, while the margin increased from 11.9% to 16.0% over the same period. This increase in adjusted EBIT and margin was mainly the result of the costs synergies realized from the integration program, the implementation of the CGI Management Foundation and the implementation of certain productivity improvements in the global delivery centers.
3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	21

For the years ended September 30,					Change
	2014	% of Revenue	2013	% of Revenue	$	%
In thousands of CAD except for percentages
Adjusted EBIT	1,356,859	12.9%	1,075,630	10.7%	281,229	26.1%
Minus the following items:
Integration-related costs	127,341	1.2%	338,439	3.4%	(211,098)	(62.4%)
Finance costs	101,278	1.0%	113,931	1.1%	(12,653)	(11.1%)
Finance income	(2,010)	(0.0%)	(4,362)	(0.0%)	2,352	(53.9%)
Earnings before income taxes	1,130,250	10.8%	627,622	6.2%	502,628	80.1%
3.7.1. Integration-Related Costs
For the years ended September 30, 2014 and 2013 the Company incurred $127.3 million and $338.4 million respectively of integration-related costs. These costs pertain to the restructuring and transformation of Logica’s operations to the CGI operating model.
3.7.2. Finance Costs
Finance costs mainly include the interest on our long-term debt used to finance the Logica acquisition. The decrease in finance costs for the year ended September 30, 2014 mainly came as a result of the repayments made on our outstanding long-term debt.
3.7.3. Finance Income
Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	22

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
Earnings before income taxes	1,130,250	627,622	502,628	80.1%
Income tax expense	270,807	171,802	99,005	57.6%
Effective tax rate	24.0%	27.4%
Net earnings	859,443	455,820	403,623	88.5%
Net earnings margin	8.2%	4.5%

Weighted average number of shares outstanding

Class A subordinate shares and Class B shares (basic)	308,743,126	307,900,034		0.3%

Class A subordinate shares and Class B shares (diluted)	318,927,737	316,974,179		0.6%

Earnings per share (in dollars)

Basic EPS	2.78	1.48	1.30	87.8%
Diluted EPS	2.69	1.44	1.25	86.8%

3.8.1. Income Tax Expense
For the year ended September 30, 2014, the income tax expense was $270.8 million, an increase of $99.0 million compared to $171.8 million in fiscal 2013, while our effective tax rate decreased from 27.4% to 24.0%. The increase in income tax expense was mainly due to the higher earnings before income taxes. The decrease in the income tax rate for fiscal 2014 was due to favourable tax adjustments of $11.9 million mainly resulting from the settlement of tax liabilities from the legacy Logica European operations. The decrease in the income tax rate for fiscal 2014 was also attributable to net unfavorable tax adjustments of $11.1 million in fiscal 2013 which were comprised of a $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K., of taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million partly offset by a favorable adjustment of $14.9 million in the U.S. resulting from the expiration of a statute of limitation period.
The table on page 24 shows the year-over-year comparison of the tax rate with the impact of integration-related costs, tax adjustments and benefits related to the resolution of acquisition-related provisions removed.
Based on the enacted rates at the end of fiscal 2014 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 25% to 27% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For fiscal 2014, CGI’s basic and diluted weighted average number of shares increased compared to fiscal 2013 due to the issuance of Class A subordinate shares upon the exercise of stock options, partly offset by the repurchase of 2,837,360 Class A subordinate shares. During the year, 4,999,544 options were exercised.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	23

3.8.3. Net Earnings and Earnings per Share Prior to Specific Items
Below is a table showing the year-over-year comparison prior to specific items such as the integration-related costs, favourable tax adjustments and benefits related to the resolution of acquisition-related provisions:

For the years ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
Earnings before income taxes	1,130,250	627,622	502,628	80.1%
Add back:
Integration-related costs	127,341	338,439	(211,098)	(62.4%)
Remove:
Resolution of acquisition-related provisions [1]	62,075	—	62,075	—
Earnings before income taxes prior to specific items	1,195,516	966,061	229,455	23.8%
Margin	11.4%	9.6%

Income tax expense	270,807	171,802	99,005	57.6%
Add back:
Tax adjustments [2]	11,900	(11,113)	23,013	(207.1%)
Tax deduction on integration-related costs	29,430	77,707	(48,277)	(62.1%)
Remove:
Income taxes on the resolution of acquisition-related provisions	10,097	—	10,097	—
Income tax expense prior to specific items	302,040	238,396	63,644	26.7%
Effective tax rate prior to specific items	25.3%	24.7%

Net earnings prior to specific items	893,476	727,665	165,811	22.8%
Net earnings margin	8.5%	7.2%

Weighted average number of shares outstanding

Class A subordinate shares and Class B shares (basic)	308,743,126	307,900,034		0.3%

Class A subordinate shares and Class B shares (diluted)	318,927,737	316,974,179		0.6%

Earnings per share prior to specific items (in dollars)

Basic EPS	2.89	2.36	0.53	22.5%
Diluted EPS	2.80	2.30	0.50	21.7%

[1]	The resolution of acquisition-related provisions is discussed on page 20.

[2]	The tax adjustments are discussed on page 23.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	24

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2014, cash and cash equivalents were $535.7 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2014 and 2013.

For the years ended September 30,	2014	2013	Change
In thousands of CAD
Cash provided by operating activities	1,174,835	671,257	503,578
Cash used in investing activities	(321,153)	(233,855)	(87,298)
Cash used in financing activities	(414,064)	(445,971)	31,907
Effect of foreign exchange rate changes on cash and cash equivalents	(10,102)	1,665	(11,767)
Net increase (decrease) in cash and cash equivalents	429,516	(6,904)	436,420
4.1.1. Cash Provided by Operating Activities
For the years ended September 30, 2014, and 2013, cash provided by operating activities was $1,174.8 million compared to $671.3 million, or 11.2% of revenue compared to 6.7% last year. The increase was mainly due to the ongoing improvement in profitability as a result of the integration program being realized and the implementation of the CGI Management Foundation in the European operations. The year-over-year reduction of the integration-related payments in fiscal 2014 also contributed to the increase in cash provided by operating activities. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the integration-related cash disbursements, the cash provided by operating activities would have been $1,332.8 million in fiscal 2014, representing 12.7% of revenue compared to $977.7 million or 9.7% of revenue last year.
The following table provides a summary of the generation and use of cash from operating activities.

For the years ended September 30,	2014	2013	Change
In thousands of CAD
Net earnings	859,443	455,820	403,623
Amortization and depreciation	444,232	435,944	8,288
Other adjustments [1]	103,827	61,049	42,778
Cash flow from operating activities before net change in non-cash working capital items	1,407,502	952,813	454,689
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	209,189	(52,830)	262,019
Accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities	(463,685)	(233,631)	(230,054)
Other [2]	21,829	4,905	16,924
Net change in non-cash working capital items	(232,667)	(281,556)	48,889
Cash provided by operating activities	1,174,835	671,257	503,578

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	25

For the current year, the Company's net earnings increased by $403.6 million when compared to fiscal 2013. The increase in net earnings was primarily due to the reduction in integration-related costs, the result of the cost synergies realized as part of the Logica integration program and the implementation of the CGI Management Foundation in the European operations.
The $42.8 million increase coming from the other adjustments was due to the higher deferred income taxes expense as a result of the utilization of previously recognized tax losses due to the increased profitability of our European operations and to the higher volatility of the foreign exchange rates, causing losses in the settlement of day-to-day transactions.
For fiscal 2014, the $209.2 million of cash coming from the accounts receivable, work in progress and deferred revenue was mainly due to a decrease of 6 days in our DSO from 49 days in fiscal 2013 to 43 days this year.
The $52.8 million of cash used in fiscal 2013 for the accounts receivable, work in progress and deferred revenue was mainly the result of the timing of billing milestones on certain large U.S. contracts.
For the current year, the $463.7 million used in cash for the accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities was mostly due to the utilization of $102.6 million for the provision for estimated losses on revenue-generating contracts, the net decrease of $65.0 million for performance-based compensation accruals to our members, the net utilization of $53.7 million for provisions for onerous leases, the net decrease of $35.7 million for provisions for litigation and claims mainly driven by the reversal of unused amounts due to the favorable settlement of claims and finally from the net payments of $30.7 million for integration-related items.
The $233.6 million of cash used in fiscal 2013 for the accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities was due to the utilization of $94.0 million for the estimated losses on revenue-generating contracts, payments of $37.9 million in regards to the legacy Logica restructuring program, payments in connection with the settlement of inherited claims for $31.3 million, payments of $27.0 million for acquisition-related items, partly offset by the net increase of $32.0 million in integration-related provisions. To a lesser extent, the decrease in accounts payable and accrued liabilities came from the transition and transformation of our business practices related to the acquired Logica operations in areas such as the reduction of subcontractors and the implementation of spend management practices.
The following table provides a summary of the movements in the integration-related provision:

For the years ended September 30,	2014	2013

In millions of CAD
Integration-related provision at the beginning of the year	135.8	101.9
Integration-related expenses	127.3	338.4
Integration-related payments	(158.0)	(306.4)
Net impact on non-cash working capital	(30.7)	32.0
Plus: FX impact [1]	0.5	9.1
Minus: Non-cash integration-related costs	—	7.2
Integration-related provision at the end of the year	105.6	135.8
1     The foreign currency translation was recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	26

4.1.2. Cash Used in Investing Activities
For the years ended September 30, 2014, and 2013, $321.2 million were used in investing activities compared to $233.9 million respectively. The following table provides a summary of the generation and use of cash from investing activities.

For the years ended September 30,	2014	2013	Change
In thousands of CAD
Business acquisition	—	(5,140)	5,140
Proceeds from sale of property, plant and equipment	13,673	—	13,673
Purchase of property, plant and equipment	(181,471)	(141,965)	(39,506)
Additions to contract costs	(73,900)	(31,207)	(42,693)
Additions to intangible assets	(77,726)	(71,447)	(6,279)
Net change in short-term investments and (purchase) proceeds from sale of long-term investments	(8,106)	7,727	(15,833)
Payments received from long-term receivable	6,377	8,177	(1,800)
Cash used in investing activities	(321,153)	(233,855)	(87,298)
For the current year, we invested $333.1 million in the purchase of property, plant and equipment, the additions of intangible assets and contract costs compared to $244.6 million last year or an increase of $88.5 million which was mostly driven by the ramp-up of new long term contracts.
4.1.3. Cash Used in Financing Activities
For the year ended September 30, 2014, $414.1 million was used in financing activities compared to $446.0 million in fiscal 2013. The following table provides a summary of the generation and use of cash from financing activities.

For the years ended September 30,	2014	2013	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	(283,049)	(467,027)	183,978
Net change in long-term debt	(25,343)	12,276	(37,619)
	(308,392)	(454,751)	146,359
Settlement of derivative financial instruments	(37,716)	—	(37,716)
Purchase of Class A subordinate shares held in trust	(23,016)	(7,663)	(15,353)
Resale of Class A subordinate shares held in trust	1,390	—	1,390
Repurchase of Class A subordinate shares	(111,468)	(22,869)	(88,599)
Issuance of Class A subordinate shares	65,138	39,312	25,826
Cash used in financing activities	(414,064)	(445,971)	31,907
During 2014, the Company repaid the first maturing tranche of the term loan credit facility of $486.7 million using the proceeds from the credit facilities. The Company also entered into a $955 million debt private placement comprised of four tranches of Senior U.S. unsecured notes for US$745 million, and one tranche of Senior euro unsecured note for €85 million, with a weighted average maturity of 7.9 years and a weighted average fixed coupon of 3.62%. The Company used the proceeds of the issuance of the new private placement notes to repay the May 2015 maturing tranche of the term loan credit facility of $494.7 million and the outstanding balance of the credit facilities. Following these repayments, the Company used $37.7 million to settle the related floating-to-fixed interest rate swap contracts and the related cross-currency swap contract. During the year, we reduced our long-term debt by $308.4 million while in fiscal 2013, we made net payments of $454.8 million.
For 2014, we repurchased 2,837,360 Class A subordinate shares for $111.5 million under the annual aggregate limit of the previous NCIB, while for fiscal 2013, $22.9 million was used to purchase 723,100 Class A subordinate shares under the NCIB then in effect.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	27

For fiscal 2014, a net amount of $21.6 million was used to purchase CGI shares under the Company's Performance Share Unit Plan (the "PSU" Plan) which is part of the compensation package of certain senior executive officers, while for the comparable period of last year, $7.7 million was used to purchase shares under the PSU Plan.
For 2014, we received $65.1 million in proceeds from the exercise of stock options, compared to $39.3 million in fiscal 2013.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For fiscal 2014, we had a $10.1 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, while for fiscal 2013 we had a $1.7 million increase. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
4.2. CAPITAL RESOURCES

In thousands of CAD	Total commitment	Available at September 30, 2014	Outstanding at September 30, 2014

Cash and cash equivalents	—	535,715	—
Long-term investments	—	30,689	—
Unsecured committed revolving facilities [a]	1,500,000	1,463,280	36,720
Total	1,500,000	2,029,684	36,720
a Consists of Letters of Credit for $36.7 million outstanding on September 30, 2014.
Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2014, cash and cash equivalents and long-term marketable investments represented $566.4 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.
The amount of capital readily available was $2,029.7 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2014, CGI was in compliance with these covenants.
Total debt decreased by $186.8 million to $2,679.7 million at September 30, 2014, compared to $2,866.6 million at September 30, 2013. The variation was mainly due to the reimbursement of $281.2 million and $981.5 million under the unsecured revolving credit facility and term loan credit facility respectively partially offset by the proceeds of a private placement of US$745 million and EUR85 million for a total of $955 million and an unrealized loss of $87.1 million on foreign exchange translation.
In the first quarter of 2014, the unsecured committed revolving credit facility of $1,500.0 million was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All terms and conditions including interest rates and banking covenants remain unchanged.
As at September 30, 2014, CGI had a positive working capital1 of $89.4 million. The Company has also $1.5 billion available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations and further decrease the amount of debt outstanding in the foreseeable future while maintaining adequate levels of liquidity.

1    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	28

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2014, the Company decreased its commitments by $130.4 million due to real estate optimization, the renegotiation of office leases and the reduction of the long-term debt taken on to acquire Logica in fiscal 2012. These were partly offset by the increase in estimated interest on our long-term debt as a result of the new debt private placement and from the new long-term service agreements signed during the year.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	2,632,873	48,048	1,162,658	337,010	1,085,157
Estimated interests on long-term debt	477,658	89,709	137,788	105,742	144,419
Finance lease obligations	61,698	32,319	28,506	873	—
Estimated interests on finance lease obligations	2,699	1,494	1,184	21	—
Operating leases
Rental of office space	1,287,438	278,159	459,651	326,096	223,532
Computer equipment	42,153	21,349	17,223	3,427	154
Automobiles	84,091	36,862	33,250	10,151	3,828
Long-term service agreements and other	190,083	74,291	92,875	22,917	—
Total contractual obligations	4,778,693	582,231	1,933,135	806,237	1,457,090
Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $20.1 million for fiscal 2015 as described in note 17 to the financial statements.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.
We have the following outstanding derivative financial instruments:
Hedges on net investments in foreign operations
— $968.8 million cross-currency swaps in Euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153.7 million as at September 30, 2013)
Cash flow hedges on future revenue
— U.S.$32.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$56.8 million as at September 30, 2013)
— U.S.$75.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$94.4 million as at September 30, 2013)
— $94.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142.5 million as at September 30, 2013)
— Kr142.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr nil as at September 30, 2013)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	29

— €121.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€ nil as at September 30, 2013)
— €15.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31.0 million as at September 30, 2013)
Cash flow hedges on unsecured committed term loan credit facility
— $484.4 million interest rate swaps floating-to-fixed ($1,234.4 million as at September 30, 2013)
Fair value hedges on Senior U.S. unsecured notes
— U.S.$250.0 million interest rate swaps fixed-to-floating (U.S.$250.0 million as at September 30, 2013)
Derivatives not designated as hedges
The Company does not have any derivatives not designated as hedges as at September 30, 2014.
The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in net earnings. During the year ended September 30, 2014, the Company’s hedging relationships were effective.
The Company expects that approximately $4.9 million of the accumulated net gain on all derivative financial instruments designated as cash flow hedges as at September 30, 2014 will be reclassified in the consolidated statements of earnings in the next 12 months.
4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2014	2013
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	2,113,299	2,739,949
Add back:
Cash and cash equivalents	535,715	106,199
Short-term investments	—	69
Long-term investments	30,689	20,333
Long-term debt including the current portion	2,679,703	2,866,550

Net debt to capitalization ratio	27.6%	39.6%
Return on equity	18.8%	12.3%
Return on invested capital	14.5%	11.8%
Days sales outstanding (in days)	43	49
We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centers, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase significantly. At the end of fiscal 2012, our net debt to capitalization ratio was 46.5%, while subsequent repayments resulted in a ratio of 39.6% for fiscal 2013. The net debt to capitalization ratio decreased further to 27.6% for fiscal 2014 due to the increase in equity mainly driven by the net earnings and the net debt repayments as a result of the improved cash generation.
Return on equity is a measure of the return we are generating for our shareholders. ROE increased from 12.3% in fiscal 2013 to 18.8% in fiscal 2014. The increase was mainly due to the higher net earnings over the last four quarters as the benefits of the integration of Logica with CGI were being realized.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	30

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 14.5% as at September 30, 2014, compared to 11.8% a year ago. The improvement in the ROIC was mainly the result of our higher after-tax adjusted EBIT compared to last year as the benefits of the integration of Logica with CGI were being realized.
DSO decreased from 49 days as at September 30, 2013 to 43 days at the end of fiscal 2014. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling $10.4 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2014, we had committed for a total of $55.9 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2015.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey and issues are addressed immediately. Approximately 45,000 of our members or 70% were also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	31

5.    Fourth Quarter Results

5.1. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.
Average foreign exchange rates

For the three months ended September 30,	2014	2013	Change
U.S. dollar	1.0894	1.0385	4.9%
Euro	1.4427	1.3762	4.8%
Indian rupee	0.0180	0.0167	7.8%
British pound	1.8175	1.6117	12.8%
Swedish krona	0.1568	0.1586	(1.1%)
Australian dollar	1.0070	0.9517	5.8%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	32

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2014 and Q4 2013 periods. The Q4 2013 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,483,669	2,458,207	25,462	1.0%
Variation prior to foreign currency impact	(3.4%)
Foreign currency impact	4.4%
Variation over previous period	1.0%

U.S.
Revenue prior to foreign currency impact	623,231	679,255	(56,024)	(8.2%)
Foreign currency impact	31,864
U.S. revenue	655,095	679,255	(24,160)	(3.6%)

NSESA
Revenue prior to foreign currency impact	438,278	436,905	1,373	0.3%
Foreign currency impact	7,868
NSESA revenue	446,146	436,905	9,241	2.1%

Canada
Revenue prior to foreign currency impact	381,780	407,751	(25,971)	(6.4%)
Foreign currency impact	1,107
Canada revenue	382,887	407,751	(24,864)	(6.1%)

France
Revenue prior to foreign currency impact	297,925	285,414	12,511	4.4%
Foreign currency impact	14,074
France revenue	311,999	285,414	26,585	9.3%

U.K.
Revenue prior to foreign currency impact	282,821	304,334	(21,513)	(7.1%)
Foreign currency impact	38,861
U.K. revenue	321,682	304,334	17,348	5.7%

CEE
Revenue prior to foreign currency impact	243,803	245,683	(1,880)	(0.8%)
Foreign currency impact	11,008
CEE revenue	254,811	245,683	9,128	3.7%

Asia Pacific
Revenue prior to foreign currency impact	108,311	98,865	9,446	9.6%
Foreign currency impact	2,738
Asia Pacific revenue	111,049	98,865	12,184	12.3%
We ended the fourth quarter of fiscal 2014 with revenue of $2,483.7 million, an increase of $25.5 million or 1.0% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $82.1 million or 3.4%, as foreign currency rate fluctuations favourably impacted our revenue by $107.5 million or 4.4%. For the current quarter, the top two vertical

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	33

markets were government and MRD, which together accounted for approximately 56% of our revenue. Compared to Q3 2014, revenue from the current quarter has decreased by $183.4 million, mainly due to the expected impact of the vacation period and the unfavourable impact of foreign currency rate fluctuations.
As part of the Company’s strategic focus to continuously improve its revenue quality, and as previously disclosed, we have been exiting low margin business as part of our integration activities. As a result, our quarterly year-over-year revenue has been reduced. Partially offsetting this, new higher quality revenue was booked or existing business expanded and/or extended across the geographies.
5.2.1. U.S.
Revenue in our U.S. segment was $655.1 million in Q4 2014, a decrease of $24.2 million or 3.6% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $56.0 million or 8.2%. The change in revenue reflects the ramp down of Federal and state health projects and the run-off of a large low margin government project partly offset by the increased sales of IP based business solutions.
For the current quarter, the top two U.S. vertical markets were government and health, which together accounted for approximately 77% of its revenue.
5.2.2. NSESA
Revenue from our NSESA segment was $446.1 million in Q4 2014, an increase of $9.2 million compared to the same period of fiscal 2013 while on a constant currency basis, revenue remained relatively stable.
For the current quarter, revenue coming from Sweden and Finland accounted for 73% of this segment while the NSESA’s top two vertical markets were MRD and financial services, which together accounted for approximately 55% of its revenue.
5.2.3. Canada
Revenue in our Canada segment for Q4 2014 was $382.9 million, a decrease of $24.9 million or 6.1% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $26.0 million or 6.4%. The revenue decrease was mainly due to lower work volumes as a result of the expiration of contracts that were partially offset by the start-up of new contracts.
For the current quarter, Canada’s top two vertical markets were financial services and telecommunication and utilities, which together accounted for approximately 57% of its revenue.
5.2.4. France
Revenue from our France segment was $312.0 million in Q4 2014, an increase of $26.6 million or 9.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue increased by $12.5 million or 4.4%. The increase in revenue reflects the bookings in the previous quarters that are now coming on stream and the ramp up of existing engagements, primarily in the MRD and telecommunication & utilities vertical markets.
For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 64% of its revenue.
5.2.5. U.K.
Revenue from our U.K. segment was $321.7 million in Q4 2014, an increase of $17.3 million or 5.7% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $21.5 million or 7.1%. The decrease in revenue mainly reflects the completion of projects within the MRD vertical market and to a lesser extent the run-off of low margin business.
For the current quarter, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 69% of its revenue.
5.2.6. CEE
Revenue from our CEE segment was $254.8 million in Q4 2014, an increase of $9.1 million or 3.7% compared to the same period of fiscal 2013 while on a constant currency basis, revenue remained relatively stable.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	34

For the current quarter, revenue coming from the Netherlands and Germany accounted for 87% of this segment while CEE’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.
5.2.7. Asia Pacific
Revenue from our Asia Pacific segment was $111.0 million in Q4 2014, an increase of $12.2 million or 12.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue increased by $9.4 million or 9.6%. The change in revenue was mainly due to the increased use of our Asian delivery centers, partly offset by the completion of projects within the Australian MRD vertical markets and the planned run-off of projects within the Middle East.
For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 78% of its revenue.
5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
U.S.	97,575	82,965	14,610	17.6%
As a percentage of U.S. revenue	14.9%	12.2%

NSESA	33,539	43,526	(9,987)	(22.9%)
As a percentage of NSESA revenue	7.5%	10.0%

Canada	87,060	80,419	6,641	8.3%
As a percentage of Canada revenue	22.7%	19.7%

France	39,143	34,974	4,169	11.9%
As a percentage of France revenue	12.5%	12.3%

U.K.	60,665	35,826	24,839	69.3%
As a percentage of U.K. revenue	18.9%	11.8%

CEE	26,564	21,697	4,867	22.4%
As a percentage of CEE revenue	10.4%	8.8%

Asia Pacific	25,678	13,985	11,693	83.6%
As a percentage of Asia Pacific revenue	23.1%	14.1%

Adjusted EBIT	370,224	313,392	56,832	18.1%
Adjusted EBIT margin	14.9%	12.7%
Adjusted EBIT for the quarter was $370.2 million, an increase of $56.8 million or 18.1% from Q4 2013, while the margin increased from 12.7% to 14.9% over the same period last year. The adjusted EBIT of our European segments was $185.6 million or a margin of 12.8%, up from $150.0 million or 10.9% from the same period of fiscal 2013. Our North American segments contributed $184.6 million in Q4 2014 compared to $163.4 million in Q4 2013, or a margin of 17.8% compared to the 15.0% margin last year.
Included in these results for the three months ended September 30, 2014 is $34.0 million of non-recurring benefits related to the adjustments of acquisition-related provisions. When excluding the benefits of the adjustments to the acquisition-related provisions, the Q4 2014 adjusted EBIT for the European segments was $151.6 million or an adjusted EBIT margin of 10.5% compared with $150.0 million or 10.9% from the same period of fiscal 2013.
These benefits came from the resolution of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. To provide better visibility to our operating performance as well as to provide comparability to previous periods, these adjustments have been specifically segregated and disclosed. In addition, these benefits which are not the result of operating management's daily activities are excluded from any compensation arrangements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	35

The items included in these benefits are similar to those described in section 3.6 of the present document.
5.3.1. U.S.
Adjusted EBIT in the U.S. segment was $97.6 million for Q4 2014, an increase of $14.6 million year-over-year, while the margin increased from 12.2% to 14.9%. The increase in adjusted EBIT and margin came primarily from additional sales of IP based solutions and the run-off of a large low margin government project.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	36

5.3.2. NSESA
Adjusted EBIT in the NSESA segment was $33.5 million for Q4 2014, a decrease of $10.0 million year-over-year, while the margin decreased from 10.0% to 7.5%. The decrease in adjusted EBIT and margin primarily reflected the previous year's positive impact from the reduction of the 2013 performance based compensation accruals in the amount of $16.0 million and, to a lesser extent, the result of the temporary lower utilization rates in Q4 2014 due to the timing of projects completion and the start-up of new contracts. The Q4 2014 adjusted EBIT was also positively impacted by $8.7 million coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and client contracts.
5.3.3. Canada
Adjusted EBIT in the Canada segment was $87.1 million for Q4 2014, an increase of $6.6 million year-over-year, while the margin increased from 19.7% to 22.7%. The improvement in adjusted EBIT and margin reflects the focus on the management of resource utilization and improved project execution.
5.3.4. France
Adjusted EBIT in the France segment was $39.1 million for Q4 2014, an increase of $4.2 million year-over-year, while the margin increased from 12.3% to 12.5%. This increase in adjusted EBIT and margin was primarily the result of a favorable impact of $7.6 million coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts and the renegotiation of office leases, offset by the unfavorable impact of $4.3 million due to one less working day in Q4 2014.
5.3.5. U.K.
Adjusted EBIT in the U.K. segment was $60.7 million for Q4 2014, an increase of $24.8 million year-over-year, while the margin increased from 11.8% to 18.9%. This increase in adjusted EBIT and margin was mainly the result of the non-recurring benefits related to the resolution of acquisition-related provisions for $11.2 million mainly for the renegotiation of office leases, the additional tax credits on salaries of $4.9 million and to a lesser extent the costs synergies realized from the integration program and the implementation of the CGI Management Foundation.
5.3.6. CEE
Adjusted EBIT in the CEE segment was $26.6 million for Q4 2014, an increase of $4.9 million year-over-year, while the margin increased from 8.8% to 10.4%. This increase in adjusted EBIT and margin was primarily the result of the cost synergies realized from the integration program and the implementation of the CGI Management Foundation. The CEE adjusted EBIT and margin was also positively impacted by a $2.0 million impact coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts and the renegotiation of office leases.
5.3.7. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $25.7 million for Q4 2014, an increase of $11.7 million year-over-year, while the margin increased from 14.1% to 23.1%. This increase in adjusted EBIT and margin was mainly the result of the costs synergies realized from the integration program and the implementation of the CGI Management Foundation as well as a $4.5 million favourable impact coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts.

5.4. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
Adjusted EBIT	370,224	313,392	56,832	18.1%
Minus the following items:
Integration-related costs	64,259	50,184	14,075	28.0%
Finance costs	22,485	28,184	(5,699)	(20.2%)
Finance expense (income)	302	(576)	878	(152.4%)
Earnings before income taxes	283,178	235,600	47,578	20.2%
Income tax expense	69,470	94,578	(25,108)	(26.5%)
Effective tax rate	24.5%	40.1%		(38.9%)

Net earnings	213,708	141,022	72,686	51.5%
Margin	8.6%	5.7%		50.9%

Weighted average number of shares

Class A subordinate shares and Class B shares (basic)	310,320,352	309,046,350		0.4%

Class A subordinate shares and Class B shares (diluted)	319,540,764	319,114,642		0.1%

Earnings per share (in dollars)
Basic EPS	0.69	0.46	0.23	50.0%
Diluted EPS	0.67	0.44	0.23	52.3%

For the current quarter, the $47.6 million increase in earnings before income taxes was mainly coming from the $56.8 million increase in adjusted EBIT as described in section 5.3 of the present document and a decrease of $5.7 million in finance costs, partly offset by an increase of $14.1 million in the integration-related costs.
In Q4 2014, the income tax expense was $69.5 million, a decrease of $25.1 million compared to $94.6 million in Q4 2013, while our effective income tax rate decreased from 40.1% to 24.5%. The decrease in the income tax expense and rate was mainly due to $26.0 million of unfavorable adjustments in fiscal 2013 that are comprised of a $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K. and from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million.
As a result of the above-mentioned items, the net earnings were $213.7 million, an increase of $72.7 million compared to $141.0 million last year.
The table on page 39 shows the quarterly year-over-year comparison of the tax rate with the impact of integration-related costs, tax adjustments and benefits related to the resolution of acquisition-related provisions removed.
During the quarter, no Class A subordinate shares were repurchased while 1,002,533 options were exercised.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	37

5.4.1. Net Earnings and Earnings per Share Prior to Specific Items
The following table sets out the information supporting the net earnings and earnings per share prior to specific items such as the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions:

For the three months ended September 30,			Change
	2014	2013	$	%

Earnings before income taxes	283,178	235,600	47,578	20.2%
Add back:
Integration-related costs	64,259	50,184	14,075	28.0%
Remove:
Resolution of acquisition-related provisions [1]	33,991	—	33,991	—
Earnings before income taxes prior to specific items	313,446	285,784	27,662	9.7%
Margin	12.6%	11.6%

Income tax expense	69,470	94,578	(25,108)	(26.5%)
Add back:
Tax adjustments [2]	—	(26,013)	26,013	(100.0%)
Tax deduction on integration-related costs	15,075	3,619	11,456	316.6%
Remove:
Income taxes on the resolution of acquisition-related provisions	5,091	—	5,091	—
Income tax expense prior to specific items	79,454	72,184	7,270	10.1%
Effective tax rate prior to specific items	25.3%	25.3%

Net earnings prior to specific items	233,992	213,600	20,392	9.5%
Net earnings margin	9.4%	8.7%

Weighted average number of shares outstanding

Class A subordinate shares and Class B shares (basic)	310,320,352	309,046,350		0.4%

Class A subordinate shares and Class B shares (diluted)	319,540,764	319,114,642		0.1%

Earnings per share prior to specific items (in dollars)

Basic EPS	0.75	0.69	0.06	8.7%
Diluted EPS	0.73	0.67	0.06	9.0%

[1]	The resolution of acquisition-related provisions is discussed on pages 36 and 37.

[2]	The tax adjustments are discussed on page 38.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	38

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS
As at September 30, 2014, cash and cash equivalents were $535.7 million. The following table provides a summary of the generation and use of cash for the quarters ended September 30, 2014 and 2013.

For the three months ended September 30,	2014	2013	Change
In thousands of CAD
Cash provided by operating activities	412,000	166,350	245,650
Cash used in investing activities	(66,439)	(27,062)	(39,377)
Cash provided by (used in) financing activities	47,138	(155,689)	202,827
Effect of foreign exchange rate changes on cash and cash equivalents	11,724	(17,340)	29,064
Net increase (decrease) in cash and cash equivalents	404,423	(33,741)	438,164

5.5.1. Cash Provided by Operating Activities
For Q4 2014, cash provided by operating activities was $412.0 million compared to $166.4 million in Q4 2013, or 16.6% of revenue compared to 6.8% last year. The increase in cash from operating activities was mainly due to an improved DSO and to the growth in net earnings as described in section 5.4 of the present document. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the $19 million integration-related cash disbursements, the cash provided by operating activities would have been $431 million in Q4 2014, representing 17.4% of revenue compared to $204 million or 8.3% of revenue in Q4 2013.
The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2014	2013	Change
In thousands of CAD
Net earnings	213,708	141,022	72,686
Amortization and depreciation	107,877	117,292	(9,415)
Other adjustments [1]	37,156	36,224	932
Cash flow from operating activities before net change in non-cash working capital items	358,741	294,538	64,203
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	177,898	36,206	141,692
Accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities	(143,327)	(166,086)	22,759
Other [2]	18,688	1,692	16,996
Net change in non-cash working capital items	53,259	(128,188)	181,447
Cash provided by operating activities	412,000	166,350	245,650

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the current quarter, as described in section 5.4 of the present document, the Company's net earnings increased by $72.7 million when compared to Q4 2013.
For Q4 2014, the $177.9 million of cash coming from the accounts receivable, work in progress and deferred revenue was mainly due to a decrease of 4 days in our DSO from 47 days in Q3 2014 to 43 in Q4 2014.
For the current quarter, the $143.3 million used in cash for the accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities was mostly due to the net $85.0 million decrease in accounts payable and accrued liabilities and the net decrease of $47.5 million in accrued compensation that were mainly driven by the reduction in the vacation accruals. These were partly offset by the net increase of $45.2 million in integration-related accruals.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	39

6.    Eight Quarter Summary

As at and for the three months ended,	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013	Dec. 31, 2012
In millions of CAD unless otherwise noted
Growth
Backlog	18,237	18,781	19,476	19,253	18,677	18,747	18,019	18,281
Bookings	2,049	2,451	2,850	2,818	2,501	2,754	2,210	2,845
Book-to-bill ratio	82.5%	91.9%	105.4%	106.5%	101.7%	107.3%	87.5%	112.3%
Revenue	2,483.7	2,667.0	2,704.3	2,644.7	2,458.2	2,567.3	2,526.2	2,532.9
Year-over-year growth	1.0%	3.9%	7.0%	4.4%	52.7%	141.1%	137.0%	145.4%
Constant currency growth	(3.4%)	(3.9%)	(2.3%)	(1.9%)	48.2%	140.3%	137.1%	147.5%
Profitability
Adjusted EBIT	370.2	342.2	341.5	302.9	313.4	291.2	261.6	209.5
Adjusted EBIT margin	14.9%	12.8%	12.6%	11.5%	12.7%	11.3%	10.4%	8.3%
Net earnings	213.7	225.1	230.9	189.8	141.0	178.2	114.2	22.4
Net earnings margin	8.6%	8.4%	8.5%	7.2%	5.7%	6.9%	4.5%	0.9%
Basic EPS (in dollars)	0.69	0.73	0.75	0.62	0.46	0.58	0.37	0.07
Diluted EPS (in dollars)	0.67	0.71	0.73	0.60	0.44	0.56	0.36	0.07
Liquidity
Cash provided by operating activities	412.0	345.9	350.7	66.3	166.4	133.2	147.2	224.5
As a % of revenue	16.6%	13.0%	13.0%	2.5%	6.8%	5.2%	5.8%	8.9%
Days sales outstanding	43	47	47	55	49	49	46	46
Capital structure
Net debt	2,113.3	2,389.0	2,678.2	2,890.4	2,739.9	2,873.0	2,914.3	2,964.9
Net debt to capitalization ratio	27.6%	32.6%	35.6%	38.9%	39.6%	41.1%	43.0%	44.7%
Return on equity	18.8%	18.1%	17.9%	16.0%	12.3%	4.3%	1.8%	1.7%
Return on invested capital	14.5%	13.3%	13.4%	12.7%	11.8%	12.3%	11.1%	10.9%
Balance sheet
Cash and cash equivalents, and short-term investments	535.7	131.3	133.8	206.5	106.2	165.3	167.7	161.6
Total assets	11,234.1	11,162.2	11,560.4	11,801.0	10,879.3	11,132.8	10,936.6	10,981.8
Long-term financial liabilities	2,748.4	2,164.8	2,562.4	2,796.6	2,489.5	2,648.2	3,093.5	3,162.6
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.
Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much less extent, on our net margin as we benefit from natural hedges.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	40

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2014 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
a) NEW STANDARDS AND AMENDMENTS ADOPTED
The following new and amended standards have been adopted by the Company effective October 1, 2013:
IFRS 10 – Consolidated Financial Statements
The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s consolidated financial statements.
IFRS 12 – Disclosure of Interests in Other Entities
The new standard provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of IFRS 12 did not result in any significant impact on the Company’s consolidated financial statements.
IFRS 13 – Fair Value Measurement
The new standard provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s consolidated financial statements other than to give rise to additional disclosures.
IAS 1 – Presentation of Financial Statements
The amendment requires grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to the consolidated statements of earnings.
IAS 19 – Employee Benefits
Two amendments of IAS 19 have been adopted by the Company.
The first amendment requires to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense or income on the net defined benefit liability or asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s consolidated financial statements, other than to give rise to additional disclosures.
The second amendment permits the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s consolidated financial statements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	41

b) FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, "Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2017 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	42

8.	Critical Accounting Estimates and Judgements

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2014. The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.
An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Litigations and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

The use of judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:
Multiple component arrangements
Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecast and the availability of future tax planning strategies.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	43

Significant estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following:
Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.
The Company’s arrangements often include a mix of the services and products. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins.
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. Management regularly reviews arrangement profitability and the underlying estimates.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired.
The recoverable amount of each segment has been allocated has been determined based on the its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment's operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC.
For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.
Business combinations
Management makes assumptions when allocating the fair value of the consideration to tangible and intangible assets acquired and liabilities assumed. The goodwill recognized is composed of the future economic value associated to acquire work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2014	Page	44

The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates.
Income taxes
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as the number of years to include in the forecast period, the history of the taxable profits and availability of tax strategies.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors.
Litigations and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

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9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) reviewing of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining all risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) reviewing and assessing of the effectiveness of our accounting policies and practices concerning financial reporting; d) reviewing and monitoring our internal control procedures, programs and policies and assessing of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommending to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) reviewing of the audit procedures; h) reviewing of related party transactions; and i) carrying out such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee will conduct an annual assessment of the external auditor in keeping with the recommendations of the Chartered Professional Accountants of Canada. The initial formal assessment will be concluded in advance of our upcoming Annual General Meeting of shareholders and will be conducted with the assistance of key CGI personnel.
The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2014. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
10.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
10.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost

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effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
10.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

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If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
With the acquisition of Logica, our organization has more than doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, internal controls and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the

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provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.
Risks related to teaming agreements and subcontracts
We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

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Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk
We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anticorruption, trade restrictions, immigration, taxation, securities regulation, anti-competition, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import

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and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Information and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

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Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
With our expanded presence in Europe, if uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt or if austerity measures persist, the euro may weaken against the Canadian dollar. Similarly, if other currencies of countries where we operate weaken against the Canadian dollar, our consolidated financial results could be materially adversely impaired.
10.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Note 13 and 30 to the audited consolidated financial statements for more detailed information for legal proceedings.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
H3G 1T4
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